SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



EARNINGS RELEASE 1Q20

Braskem

Net revenue reached R$12.6 billion

Growth of 7% in thermoplastic resins sales in the Brazilian market from 4T19

1. 1Q20 HIGHLIGHTS

1.1 BRASKEM – CONSOLIDATED

Main Financial Highlights	1Q20 (A)	4Q19 (B)	1Q19 (C)	Chg. (A)/(B)	Chg. (A)/(C)
In R$ million					
Net Revenue	12,625	12,640	12,978	0%	-3%
COGS	(11,451)	(11,065)	(11,264)	3%	2%
Recurring EBITDA[1]	1,313	993	1,683	32%	-22%
Net Financial Result	(6,254)	(872)	(923)	n.a.	n.a.
Net Profit (Loss)[2]	(3,649)	(2,922)	928	25%	n.a.
Free Cash Flow Generation[3]	(524)	292	130	n.a.	n.a.
In US$ million					
Net Revenue	2,846	3,071	3,442	-7%	-17%
COGS	(2,581)	(2,689)	(2,987)	-4%	-14%
Recurring EBITDA	294	241	446	22%	-34%
Net Financial Result	(1,332)	(208)	(243)	n.a.	n.a.
Net Profit (Loss)[1]	(777)	(708)	243	10%	n.a.
Free Cash Flow Generation[2]	(118)	71	34	n.a.	n.a.
Net Debt/Recurring EBITDA (x)	5.84x	4.71x	2.09x	24%	180%

[1]EBITDA (-) non-recurring expenses related to the geological event in Alagoas

[2]Net Profit (Loss) Attributable to Company's Shareholders

[3]Free Cash Flow Generation (=) Net Cash Generated from Operating Activities (-) Leniency Agreement (+) effects of reclassifications between the lines of Financial Investments (includes LFT's and LF's) and Cash and Cash Equivalents (-) Other Financial Assets (+) Net Cash used in Investing Activities (+) Lease (+) Revenue to be Performed.

- Braskem recorded recurring EBITDA of US$294 million, up 22% from 4Q19, explained by (i) the higher sales volume of resins in the Brazilian market, PP in the United States and Europe and PE in Mexico; and (ii) the lower selling, general and administrative expenses. In Brazilian real, recurring EBITDA amounted to R$1,313 million, 32% higher than in 4Q19. In relation to the same quarter last year, recurring EBITDA decreased by 34% and 22%, in U.S. dollar and Brazilian real respectively, due to lower spreads in the international market.
- In the quarter, sales of resins and chemicals recycled globally amounted to 1,200 tons, representing an increase of 154% in relation to 1Q19.
- In the quarter, the Company reported a net loss of R$3,649 million, mainly due to the exchange variation impact on the financial result given the effects from the Brazilian reais depreciation against the U.S. dollar on the net exposure in the amount of US$2,427 million and the Mexican peso depreciation against the U.S. dollar on the outstanding balance of the loan of Braskem Idesa of US$2,255 million as of March 31, 2020.
- Financial leverage measured by the ratio of net debt to EBITDA[4] in U.S. dollar ended the quarter at 5.84x.
- The recordable and lost-time injury frequency rate stood at 0.81 (events / 1MM HH), which is 74% below the industry average[1].
- In May, the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) confirmed the conclusion of the independent compliance monitorship at Braskem, which was established in the agreements signed by Braskem, the DoJ and the SEC on December 21, 2016 ("Agreements"). The decision of the DoJ and SEC was based on a final report by the independent monitors that attested that the Company implemented all the recommendations regarding the structure and the execution of its compliance program and and concluded that the Company meets the standards set out in the DoJ Plea agreement and the SEC consent. With the end of the independent monitoring period and the certification

[1] The industry average is 3.15 per million hours worked, according to the American Chemistry Council, as of 2017.

by the Federal Prosecution Office (MPF), the DoJ and the SEC, the Company has complied with its obligations established in the agreements signed with these authorities and has successfully concluded the three-year term under the Agreements.

1.2 BRASKEM – HIGHLIGHTS BY REGION

BRAZIL

- EBITDA in Brazil was US$233 million (R$1,049 million), 214% higher than in 4Q19 and representing 62% of the Company's consolidated EBITDA. The growth in EBITDA was mainly explained by the lower expenses related to Alagoas. In relation to 1Q19, the decline in EBITDA was due to the increase in COGS given the higher naphtha costs in 1Q20.

UNITED STATES & EUROPE

- EBITDA in United States and Europe was US$62 million (R$277 million), up 33% from 4Q19 and representing 17% of the Company's consolidated EBITDA. The better performance in the quarter is mainly explained by the capacity utilization rates normalization in the United States and the restocking trend in the chain in Europe due to uncertainties regarding the COVID-19 impacts. In relation to 1Q19, EBITDA reduction was due to the lower PP spread.
- The construction of the new PP plant reached 98.4% of completion at the end of the first quarter, with total investment to date of US$634 million. In the quarter, Braskem America imported 8,000 tons of PP from Braskem in Brazil to continue the new plant's pre-marketing activities.

MEXICO

- EBITDA in Mexico was US$79 million (R$354 million), 2% higher than in 4Q19 and representing 21% of the Company's consolidated EBITDA. The increase in EBITDA is mainly explained by the growth in PE sales volume supported by the higher supply of ethane. In relation to 1Q19, the decrease in EBITDA was due to the lower PE spread in the region.
- In the quarter, Braskem Idesa imported 12,600 tons of ethane from the United States to partially offset the lower supply of ethane by Pemex, which enabled the Mexico Petrochemical Complex to operate at a higher capacity utilization rate in the period.

2. OPERATING PERFORMANCE IN 1Q20 BY REGION

2.1 BRAZIL

2.1.1 PETROCHEMICAL SPREADS

Brazil International References¹ (US$/ton)	1Q20 (A)	4Q19 (B)	1Q19 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Prices					
Brent (US$/bbl)	50	64	63	-22%	-21%
Naphtha	414	520	497	-20%	-17%
Ethane	103	139	220	-26%	-53%
Propane	194	260	346	-25%	-44%
Resins (i)	820	832	972	-2%	-16%
PE US	754	746	941	1%	-20%
PP Asia	914	968	1.057	-6%	-14%
PVC Asia	853	847	883	1%	-3%
Main Chemicals (ii)	756	787	809	-4%	-7%
Caustic Soda US	241	271	364	-11%	-34%
EDC US	258	227	345	14%	-25%
Spreads					
Resins (i)	418	337	476	24%	-12%
PE US (iii)	387	282	482	37%	-20%
PP Asia	500	448	560	12%	-11%
PVC Asia (iv)	353	299	253	18%	39%
Main Chemicals (v)	342	266	312	28%	10%

¹Source: External consulting (Spot Price)
(i)PE US (54%), PP Asia (33%) e PVC Asia (13%)
(ii) Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), , Gasoline
(iii) PE US -Naphtha (82%)+ PE US - 0,5*Ethane - 0,5*Propane (18%)
(iv) PVC Asia -0,23*3*naphtha ARA - 0,832*EDC US
(v) Main Chemicals - Naphtha

- **PE Spread[2]:** widened in relation to 4Q19 (37%), due to (i) the decline in the naphtha price given its correlation with oil price in the international market; and (ii) the stability in PE prices in the United States, mainly due to delays in new capacities start up and the scheduled and unscheduled shutdowns of capacities, combined with the stronger demand from food packaging applications. Compared to 1Q19, the decrease of PE spread (-20%) is explained by (i) the weaker demand for PE due to the economic slowdown; and (ii) the lower naphtha prices, which affected negatively the marginal producer price.
- **PP Spread[3]:** widened compared to 4Q19 (12%), due to the lower naphtha price following the decline in oil prices in the international market. In relation to 1Q19, spreads narrowed (-11%) due to the decline in PP prices explained by the startup of new capacities in China and the slowdown of the Asian market because of the Covid-19 pandemic.
- **PVC Spread[4]:** widened in relation to 4Q19 (18%) and 1Q19 (39%) due to (i) the stable PVC prices in Asia, supported by lower capacity utilization rates in the region and low inventory levels; and (ii) the lower naphtha and EDC prices, given the weak demand because of the Covid-19 pandemic.
- **Basic Chemicals Spread[5]:** widened in relation to 4Q19 (28%) mainly due to (i) the increase in butadiene prices following an explosion at a petrochemical complex located in Texas, which caused supply constraints; (ii) the effects from seasonality combined with the lower naphtha price. Compared to 1Q19, the wider spread (10%) is explained by the higher benzene price in the international market given the lower inventory levels in the United States due to logistics problems with imports of the product.

[2] (U.S. PE price – ARA naphtha price)*82%+(U.S. PE price – 50% U.S. ethane price – 50% U.S. propane price)*18%.
[3] Asia PP Price – ARA naphtha price.
[4] Asia PVC price - (0.23*3*ARA naphtha price) - (U.S. EDC price *0.832).
[5] Average price of the main chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), according to the capacity mix of Braskem's industrial units in Brazil) – ARA naphtha price.

2.1.2 OPERATING OVERVIEW

a) Resins demand in the Brazilian market (PE, PP and PVC): grew (3%) compared to 1Q19, reflecting the recovery in the Brazilian economy, mainly in the construction, consumer goods, packaging and agribusiness sectors. In relation to 4Q19, the growth in demand (7%) was due to seasonality.


Resins Demand (kton)| Brazilian Market
+3%
+7%
1,361
1,313
1,402
1Q19
4Q19
1Q20
Brazilian Market

b) Crackers average capacity utilization rate: growth in relation to 4Q19 (3 p.p.), due to the higher production at the cracker in Bahia, which was affected by a scheduled maintenance turnaround in 4Q19. This positive effect was partially offset by the lower capacity utilization rate of the cracker in Rio Grande do Sul, due to unscheduled shutdowns at the PE integrated unit. As a result, the utilization rate in 1Q20 was lower (-7 p.p) than in 1Q19.


Utilization Rate (%)
-7p.p.
+3p.p.
88%
78%
81%
1Q19
4Q19
1Q20
Ethylene

c) Resin sales: sales in the Brazilian market grew (7%) in relation to 4Q19 supported by the recovery in demand following the past seasonally weaker quarter. Compared to 1Q19, sales were stable. Exports decreased in relation to 4Q19 (-6%) and 1Q19 (-19%), given the lower product supply from the crackers and the priority on supplying the Brazilian market.


Braskem Sales Volume (kton) of Resins | Brazil
-5%
+4%
1,234
1,129
1,171
356
307
289
878
822
882
1Q19
4Q19
1Q20
Exports
Brazilian Market

d) Sales of main chemicals: in the Brazilian market, sales were stable in relation to 4Q19 and decreased (-10%) compared to 1Q19 due to the lower product supply explained by the lower utilization rate of the cracker in Rio Grande do Sul.


Braskem Sales (kton) Of Main Chemicals | Brazil
-19%
-8%
883
194
689
774
155
619
712
90
621
1Q19
4Q19
1Q20
Exports
Brazilian Market

2.1.3 SITUATION IN ALAGOAS

a) Operational

Average PVC utilization rate: 65%, down (-14 p.p.) from 4Q19, due to the maintenance turnaround of one of the production lines at the PVC plant in Bahia in the past quarter. In 1Q20, the Company imported 117 kton of EDC.

Sales Volume: PVC sales in the Brazilian market amounted to 136,000 tons, up (9%) from 4Q19, due to seasonality. Also in the quarter, 13,000 tons of PVC were exported. The Company imported 44 ktons of caustic soda in 1Q20, 10 ktons less than in 4Q19, given the priority on sales margins in the Brazilian market.

b) Investment in the resumption of operations at the chlor-alkali and EDC plants

To enable the resumption of its chlor-alkali operations, the Company launched a project to modify the feedstock base of the chlor-alkali plants through the sourcing of domestic or imported sea salt from third parties. The estimated cost of the project is approximately R$60 million, of which R$42.3 million already had been invested as of end 1Q20.

c) Terms of the agreement with authorities

In 4Q19, the Company recorded provisions in the total amount of R$3,383 million related to Alagoas: (i) in connection with the agreement signed with the authorities, for the Financial Compensation and Support for Relocation Program; and (ii) for actions to monitor and close the salt mining wells.

In 1Q20, of total amount of the provisions recorded, R$55 million was reversed due to adjustments in the estimated costs with closing the wells and relocating people. This reversal was recognized in Other Revenue (Expenses) and with that, the book value of the provisions was R$3,186 billion in the end of 1Q20.

d) Financial Compensation and Support for Relocation Program

Under the terms of the agreement, the Company will be supporting the relocation of approximately 17,000 people who live on 4,500 properties. The Program provides a relocation allowance of R$5,000, rent allowance of R$1,000, household goods transportation, costs with real estate agency, furniture storage costs and assistance from psychologists and social workers. In 1Q20, 2,210 properties were already vacated in the regions defined in the agreement.

In 1Q20, of the bank account specifically for funding the Financial Compensation and Support for Relocation Program in the amount of R$1.7 billion, around R$30 million were spent as of 1Q20 – of this

amount, almost R$16 million was already disbursed. The expenses include mainly financial aid for relocation, rent allowance, compensation for pain and suffering, damages and lawyers' fees.

2.1.4 FINANCIAL OVERVIEW

BRAZIL	1Q20 (A)	4Q19 (B)	1Q19 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Financial Overview (US$ million)					
Net Revenue	**2,775**	**2,273**	**2,572**	**22%**	**8%**
COGS	(2,574)	(2,047)	(2,233)	26%	15%
Gross Profit	**201**	**226**	**339**	**-11%**	**-41%**
Gross Margin	***7%***	***10%***	***13%***	***-3 p.p.***	***-6 p.p.***
SG&A	(85)	(135)	(168)	-37%	-49%
Other Operating Income (Expenses)[1]	22	(1,002)	0	-102%	15749%
EBITDA[2]	**233**	**74**	**294**	**214%**	**-21%**
EBITDA Margin	***8%***	***3%***	***11%***	***5 p.p.***	***-3 p.p.***
Financial Overview (R$ million)					
Net Revenue	**12,319**	**9,357**	**9,699**	**32%**	**27%**
COGS	(11,418)	(8,428)	(8,419)	35%	36%
Gross Profit	**902**	**929**	**1,280**	**-3%**	**-30%**
Gross Margin	***7%***	***10%***	***13%***	***-3 p.p.***	***-6 p.p.***
SG&A	(372)	(554)	(635)	-33%	-41%
Other Operating Income (Expenses)[1]	107	(4,127)	1	-103%	20617%
EBITDA[2]	**1,049**	**306**	**1,109**	**243%**	**-5%**
EBITDA Margin	***9%***	***3%***	***11%***	***5 p.p.***	***-3 p.p.***

[1]It considers the provision of R$ 3.4 billions related to the geological phenomenal of Alagoas in the 4Q19

[2]Does not consider the expenses related to the geological phenomenal of Alagoas

A) NET REVENUE: increase (22%) in relation to 4Q19, explained by the higher sales of resins and chemicals in the Brazilian market. Compared to 1Q19, the increase (8%) in net revenue is explained by the Brazilian real depreciation against the U.S. dollar.

Sales by sector (%)


Braskem Sales by Economic Activity | PE
1Q19
4Q19
1Q20
Food
Industrial
Retail Business
Others
Various Sectors
Cosmetic and Pharmaceutical
Infrastructure
Construction


Braskem Sales by Economic Activity | PP
1Q19
4Q19
1Q20
Consumer goods
Food
Agricultural Sector
Automotive
Retail Business
Others
Cosmetic and Pharmaceutical
Various Sectors
Construction


Braskem Sales by Economic Activity | PVC
1Q19
4Q19
1Q20
Construction
Infrastructure
Consumer goods
Textile sector
Agricultural Sector
Others
Food

Sales by region (%)


Sales Volume per Region (%)
1Q19
4Q19
1Q20
71%
14%
5%
2%
3%
3%
2%
73%
14%
4%
1%
4%
2%
2%
76%
11%
4%
2%
3%
1%
2%
Brazil
Mercosul
Europe
Asia and Oceania (ex. China)
China
North America
Other

B) COST OF GOODS SOLD (COGS): increase (26%) in U.S. dollar in relation to 4Q19, mainly explained by the higher resin sales volume in 1Q20 and by the restocking trend due to higher inventories cost not reflecting yet the reduction in the naphtha price reference mainly occurred in March 2020. Compared to 1Q19, the increase (15%) is due to the positive impact from the reversal of provisions in 1Q19.

In the quarter, COGS was affected by PIS/COFINS tax credits on feedstock purchases under the REIQ program in the amount of US$52 million (R$230 million) and by tax credits under the Reintegra program in the amount of US$0.4 million (R$1.8 million).


COGS 1Q20 | Brazil¹
Gas Electric Energy
Natural Gas
Sales Freight
Deprec / Amort
Fixed Costs²
Propylene
Other variable costs
Naphtha and Condensate
51%
17%
7%
6%
5%
4%
4%
4%
2%
Ethane: 0.7%
Propane: 1.3%
Refinery off-gas: 0.9%
¹Considers accounting figures
²Includes salaries and benefits

C) SG&A Expenses: decreased in relation to 4Q19 (-37%), due to the lower costs related to the geological event in Alagoas. Compared to 1Q19, expenses decreased (-41%), mainly explained by selling expenses.

D) EBITDA: accounted for 62% of the Company's consolidated EBITDA.

2.2 UNITED STATES & EUROPE

2.2.1 PETROCHEMICAL SPREADS

United States and Europe International References[1] (US$/t)	1Q20 (A)	4Q19 (B)	1Q19 (C)	Chg. (A)/(B)	Chg. (A)/(C)
PP US	1,279	1,422	1,521	-10%	-16%
PP Europe	1,196	1,258	1,388	-5%	-14%
Average Price - US and Europe (i)	**1,255**	**1,376**	**1,484**	**-9%**	**-15%**
Propylene Polymer Grade US	683	775	838	-12%	-18%
Propylene Polymer Grade Europe	924	943	1,060	-2%	-13%
Average Price - Raw Material (ii)	**751**	**822**	**900**	**-9%**	**-17%**
PP US Spread	595	647	683	-8%	-13%
Europe PP Spread	271	315	328	-14%	-17%
PP US and Europe - Average Spread	**505**	**554**	**584**	**-9%**	**-14%**

[1]Source: External consulting (Spot Price)
(i) PP USA (72%) and PP Europe (28%)
(ii) Propylene USA (72%) and Propylene Europe (28%)

- **PP Spread USA[6]:** narrowed compared to 4Q19 (-8%) and 1Q19 (-13%) due to (i) the high level of propylene inventories in the U.S. market; and (ii) the weak performance of the global economy due to the Covid-19 pandemic, which reduced durable goods consumption and affected construction demand. The weaker demand was partially offset by the higher consumption of plastic packaging for food and medical applications.
- **PP Spread in Europe[7]:** reduction in relation to 4Q19 (-14%) and 1Q19 (-17%), explained by weaker demand mainly from the automotive industry due to the shutdown of part of the chain in Europe because of the Covid-19 pandemic.

2.2.2 OPERATING OVERVIEW

a) Resin demand: in United States and Europe, PP demand increased 1.2% and 9.1% from 4Q19, respectively, due to the restocking trend in the client chain and stronger demand from medical applications and packaging. Compared to 1Q19, PP demand in United States and Europe decreased 10% and 5.8%, respectively, due to the weak performance of the global economy explained by the COVID-19 pandemic.



Resins Demand (kton) | US & Europe
-8%
+5%
5,102
2,382
2,720
4,467
2,118
2,349
4,708
2,145
2,563
1Q19
4Q19
1Q20
PP EUA
PP Europe

b) Average capacity utilization rate of PP plants: the increase in relation to 4Q19 is explained by the normalization of operations in the United States, which were affected by maintenance turnarounds in the prior quarter and by the higher propylene supply in Europe. Compared to 1Q19, the increase is explained by the better capacity utilization rates in the United States, which was adversely affected by the capacity utilization rate in Europe due to high PP inventories.

[6] U.S. PP price – U.S. propylene price
[7] EU PP price – EU propylene price


Utilization Rate (%) | US & Europe
+4 p.p.
-2 p.p.
+11 p.p.
+1 p.p.
91%
90%
84%
87%
95%
88%
1Q19
4Q19
1Q20
PP USA
PP Europe

c) Sales volume: increase compared to 4Q19 (5%) and 1Q19 (5%), mainly due to the higher product availability for sale in United States and Europe.


Braskem Sales Volume (kton) | US & Europe
+5%
+5%
476
476
499
130
121
131
346
356
368
1Q19
4Q19
1Q20
PP USA
PP Europe

2.2.3 FINANCIAL OVERVIEW

USA and EUROPE	1Q20 (A)	4Q19 (B)	1Q19 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Financial Overview (US$ million)					
Net Revenue	**669**	**580**	**689**	**15%**	**-3%**
COGS	(591)	(491)	(581)	20%	2%
Gross Profit	**79**	**89**	**108**	**-12%**	**-27%**
Gross Margin	***12%***	***15%***	***16%***	***-3 p.p.***	***-4 p.p.***
SG&A	(32)	(58)	(46)	-45%	-30%
Other Operating Income (Expenses)	3	3	(5)	4%	-158%
EBITDA	**62**	**47**	**72**	**33%**	**-13%**
EBITDA Margin	***9%***	***8%***	***10%***	***1 p.p.***	***-1 p.p.***
Financial Overview (R$ million)					
Net Revenue	**2,976**	**2,386**	**2,538**	**25%**	**17%**
COGS	(2,627)	(2,020)	(2,128)	30%	23%
Gross Profit	**349**	**366**	**411**	**-5%**	**-15%**
Gross Margin	***12%***	***15%***	***16%***	***-3 p.p.***	***-4 p.p.***
SG&A	(144)	(240)	(179)	-40%	-19%
Other Operating Income (Expenses)	12	11	(5)	15%	-329%
EBITDA	**277**	**193**	**279**	**43%**	**-1%**
EBITDA Margin	***9%***	***8%***	***10%***	***1 p.p.***	***-1 p.p.***

A) NET REVENUE: increase (15%) in relation to 4Q19 due to the higher volume of sales in the United States and Europe. Compared to 1Q19, the reduction in net revenue (-3%) was mainly due to the lower PP spreads. In Brazilian real, net revenue was higher due to the Brazilian real depreciation against the U.S. dollar in the period.

B) COST OF GOODS SOLD (COGS): increase (20%) compared to 4Q19, due to the higher sales volume. In relation to 1Q19, despite the declines in propylene price references in the United States and Europe, the higher sales volume influenced the increase (2%) in COGS.

COGS 1Q20 | United States and Europe[1]


Propylene EU
29%
Propylene US
43%
12%
Other Variable Costs
2%
7%
7%
Deprec / Amort
Sales Freight
Fixed Costs²

[1]Considers accounting figures
[2]Includes salaries and benefits

C) SG&A Expenses: reduction compared to 4Q19 (-45%) and 1Q19 (-30%), explained by the lower costs with third-party services and with tax expenses.

D) EBITDA: accounted for 17% of the Company's consolidated EBITDA.

2.3 MEXICO

2.3.1 PETROCHEMICAL SPREADS

Mexico International References[1] (US$/ton)	1Q20 (A)	4Q19 (B)	1Q19 (C)	Chg. (A)/(B)	Chg. (A)/(C)
PE US (1)	754	746	960	1%	-21%
Ethane US (2)	103	139	220	-26%	-53%
PE US - Spread (1-2)	**651**	**607**	**740**	**7%**	**-12%**

[1]Source: External consulting (Spot Price)

- **PE Spread in North America[8]:** widened (7%) in relation to 4Q19, due to (i) the lower ethane price in the international market, reflecting the weaker demand for natural gas given the milder winter in the United States; and (ii) the stability in PE prices due to delays in the startup of new capacities and because of the recovery in demand after a US-China trade agreement. Compared to 1Q19, the spread narrowed (-12%) due to the lower PE prices given the weaker global demand in the quarter, which was partially offset by the lower ethane price.

2.3.2 OPERATING OVERVIEW

a) PE demand in the Mexican market: PE demand in Mexico increased (2.5%) from 4Q19, supported by the restocking trend in the chain and by the stronger domestic demand. In relation to 1Q19, demand was stable.

[8] U.S. PE price – U.S. ethane price


Resins Demand (kton) | Mexican Market
-0,4%
+2%
545
530
543
1Q19
4Q19
1Q20
Mexican Market

b) Average capacity utilization rate of PE plants: increase compared to 4Q19 (4 p.p.) and 1Q19 (7 p.p.) explained by the higher ethane supply when compared to both quarters and by the start up of the project to import ethane from the United States.


Utilization Rate (%) | Mexico
+7 p.p.
+4 p.p.
79%
82%
86%
1Q19
4Q19
1Q20
PE

c) Sales volume: increase compared to 4Q19 (3%) and 1Q19 (2%), given the higher product availability for sale.


Braskem Sales Volume (kton) | Mexico
+2%
+3%
209
207
213
1Q19
4Q19
1Q20
PE

2.3.3 FINANCIAL OVERVIEW

MEXICO	1Q20 (A)	4Q19 (B)	1Q19 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Financial Overview (US$ million)					
Net Revenue	**184**	**179**	**214**	**3%**	**-14%**
COGS	(144)	(145)	(180)	0%	-20%
Gross Profit	**40**	**34**	**34**	**18%**	**20%**
Gross Margin	***22%***	***19%***	***16%***	***3 p.p.***	***6 p.p.***
SG&A	(23)	(25)	(23)	-6%	2%
Other Operating Income (Expenses)	5	11	30	-51%	-82%
EBITDA	**79**	**77**	**100**	**2%**	**-22%**
Financial Overview (R$ million)					
Net Revenue	**820**	**736**	**806**	**11%**	**2%**
COGS	(637)	(595)	(679)	7%	-6%
Gross Profit	**182**	**140**	**127**	**30%**	**44%**
Gross Margin	***22%***	***19%***	***16%***	***3 p.p.***	***6 p.p.***
SG&A	(103)	(101)	(86)	2%	20%
Other Operating Income (Expenses)	27	45	118	-39%	-77%
EBITDA	**354**	**317**	**382**	**12%**	**-7%**

A) NET REVENUE: increase compared to 4Q19 (3%), due to the higher sales volume. Compared to 1Q19, revenue decreased (-14%) given the lower PE price in the international market. In Brazilian real, revenue was higher due to the currency's depreciation against the U.S. dollar between the periods.

Sales by sector (%)


Braskem Sales by Economic Activity | Mexico
5.2%
4.5%
7.8%
7.3%
23.1%
15.1%
37.0%
6.0%
5.0%
7.2%
7.2%
24.5%
14.5%
35.7%
5.3%
5.5%
6.6%
8.0%
27.3%
8.9%
38.4%
1Q19
4Q19
1Q20
Bags and Films
Construction and Infrastructure
Rigid Packaging
Hygiene and cleaning
Industrial
Others
Chemicals

Sales by region (%)


Sales Volume per Region (%)
209
10%
6%
22%
5%
57%
207
13%
10%
8%
12%
57%
213
18%
13%
3%
14%
51%
1Q19
4Q19
1Q20
Latin America
Europe
Asia
USA
Mexico

B) COST OF GOODS SOLD (COGS): despite the higher sales volume, COGS was stable when compared to the prior quarter due to the lower ethane price in the international market. Compared to 1Q19, COGS decreased (-20%), mainly due to lower ethane prices in the period, despite the higher sales volume.


COGS 1Q20 | Mexico¹
Fixed Costs²
11%
Other Variable Costs
10%
Deprec / Amort
38%
Sales Freight
10%
Natural Gas
14%
17%
Ethane

[1]Considers accounting figures
[2]Includes salaries and benefits

C) OTHER NET OPERATING INCOME (EXPENSES): includes other income of US$5.9 million related to the delivery-or-pay ethane supply agreement. In the quarter, Braskem Idesa did not receive the credit note in the approximate amount of US$13 million that should have been issued by PEMEX TRI ("PEMEX") as liquidated damages for the supply of ethane at a volume below that established in the Ethane Supply Contract entered into by and between Braskem Idesa and PEMEX.

D) SG&A Expenses: decreased (-6%) in relation to 4Q19, due to the Mexican peso depreciation against the U.S. dollar. Compared to 1Q19, expenses increased (2%) mainly explained by the lower tax expenses.

E) EBITDA: accounted for 21% of the Company's consolidated EBITDA.

3. CONSOLIDATED PERFORMANCE 1Q20

Income Statement *R$ million*	1Q20 (A)	4Q19 (B)	1Q19 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Gross Revenue	**15,119**	**14,986**	**15,463**	**1%**	**-2%**
Net Revenue	**12,625**	**12,640**	**12,978**	**0%**	**-3%**
Cost of Good Sold	(11,451)	(11,065)	(11,264)	3%	2%
Gross Profit	**1,173**	**1,575**	**1,714**	**-26%**	**-32%**
Selling and Distribution Expenses	(440)	(453)	(448)	-3%	-2%
(Loss) reversals for impairment of accounts receivable	(4)	(0)	(17)	n.a.	-78%
General and Administrative Expenses	(465)	(693)	(431)	-33%	8%
Expenses with Research and Technology	(55)	(78)	(55)	-29%	1%
Investment in Subsidiary and Associated Companies	(8)	13	(3)	n.a.	130%
Other Revenues	207	148	1,847	40%	-89%
Other Expenses	(32)	(4,085)	(493)	-99%	-94%
Operating Profit Before Financial Result	**377**	**(3,573)**	**2,115**	**n.a.**	**-82%**
Net Financial Result	(6,254)	(872)	(923)	n.a.	n.a.
Financial Expenses	(1,226)	(1,199)	(899)	2%	36%
Financial Revenues	195	185	226	6%	-13%
Foreign Exchange Variation, net	(5,224)	142	(249)	n.a.	n.a.
Profit Before Tax and Social Contribution	**(5,877)**	**(4,445)**	**1,192**	**32%**	**n.a.**
Income Tax / Social Contribution	1,818	1,560	(275)	17%	n.a.
Net Profit (Loss)	**(4,059)**	**(2,885)**	**917**	**41%**	**n.a.**
Attributable to	-	-	-		
Company's shareholders	(3,649)	(2,922)	928	25%	n.a.
Non-controlling interest in Braskem Idesa	(410)	37	(11)	n.a.	n.a.

A) REVENUE BY REGION


Net Revenue¹ | Consolidated²
12,978
12,640
12,625
6%
20%
20%
54%
6%
19%
22%
54%
5%
30%
9%
57%
1Q19
4Q19
1Q20
Brazil
Exports
USA and Europe
Mexico

¹Considers accounting net revenue
²Does not consider feedstock resale and others

B) CONSOLIDATED COGS


COGS 1Q20 | Consolidated¹
Propylene
21%
Other Variable Costs
16%
7%
Deprec / Amort
1%
Fixed Costs²
Sales Freight
5%
Natural Gas
4%
Gas
4%
Electric Energy
2%
Naphtha and Condensated
40%

¹Considers accounting figures
²Includes salaries and benefits

C) OTHER NET INCOME (EXPENSES)

In 1Q20, the Company reported net income of R$207 million, explained mainly by the recovery of taxes in the amount of R$56 million through the Reintegra program, achieved by legal procedures within Brazilian court, and by the partial reversal of the provision related to Alagoas in the amount of R$55 million registered under Other Income. Compared to 1Q19, the reduction is mainly explained by the effect from the PIS/COFINS tax credit of R$1,708 million.

In 1Q20, the Company registered an expense of R$32 million. The lower expenses compared to 4Q19 is mainly explained by the accounting provision of R$3,383 million recorded in that quarter related to Alagoas. Compared to 1Q19, the reduction is explained by the provision of R$410 million for the agreement entered into with the Office of the Federal Controller General (CGU) and with the Office of the General Counsel of the Federal Government (AGU).

OTHER REVENUE (EXPENSE), NET *R$ million*	1Q20 (A)	4Q19 (B)	1Q19 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Other Revenues					
Income from other material sold	13	-	2	n.a.	n.a.
Fines, imprisionments and indemnities	31	48	125	19%	-75%
Taxes	56	54	1.708	4%	-97%
Others	107	46	12	77%	n.a.
Total Other Revenues	**207**	**148**	**1.847**	**40%**	**-89%**
Outras Despesas					
Provision for agreements with authorities	-	(3.383)	(410)	-100%	-100%
Other provisions	(16)	(427)	(40)	-96%	-63%
Fines, imprisionments and indemnities	-	(106)	-	-100%	n.a.
Scheduled turnarounds	-	(72)	-	-100%	n.a.
Others	(16)	(97)	(43)	-83%	-63%
Total Other Expenses	**(32)**	**(4.085)**	**(493)**	**-99%**	**-94%**
OTHER REVENUE (EXPENSE), NET	**175**	**(3.937)**	**1.354**	**n.a.**	**-87%**

D) EBITDA[9]

In 1Q20, Company's recurring EBITDA was US$294 million, up 22% from 4Q19, explained by: (i) the higher sales volume of resin in the Brazilian market, PP in the United States and Europe and PE in Mexico; and (ii) the lower selling, general and administrative expenses.

Compared to 1Q19, recurring EBITDA was 34% lower, due to the lower spreads in the international market, except for PVC and main chemicals.

Financial Overview (R$ million) CONSOLIDATED 1Q20	Net Revenue	COGS	Gross Profit	SG&A	Minority Interest	Other Revenues and Expenses	Operating Profit	EBITDA
Brazil[1]	12,319	(11,418)	902	(372)	-	107	637	1,049
U.S. and Europe	2,976	(2,627)	349	(144)	-	12	217	277
Mexico	820	(637)	182	(103)	-	27	107	354
Segments Total	**16.115**	**(14.682)**	**1.433**	**(620)**	-	**147**	**960**	**1.680**
Other Segments[2]	74	(45)	28	(9)	-	(0)	19	26
Corporate Unit	0	1	2	(363)	-	41	(321)	(301)
Eliminations and Reclassifications[3]	(3.564)	3.274	(289)	16	(8)	(1)	(282)	(92)
Braskem Total	**12.625**	**(11.451)**	**1.173**	**(976)**	**(8)**	**187**	**377**	**1.313**
PIS and Cofins credits - exclusion of ICMS from the calculation basis[4]								
Total Braskem Recorrente	**12.625**	**(11.451)**	**1.173**	**(976)**	**(8)**	**187**	**377**	**1.313**

Financial Overview (US$ million) CONSOLIDATED	Net Revenue	COGS	Gross Profit	SG&A	Minority Interest	Other Revenues and Expenses	Operating Profit	EBITDA
Brazil[1]	2,775	(2,574)	201	(85)	-	22	137	233
U.S. and Europe	669	(591)	79	(32)	-	3	49	62
Mexico	184	(144)	40	(23)	-	6	22	79
Segments Total	**3.628**	**(3.309)**	**319**	**(141)**	-	**30**	**209**	**374**
Other Segments[2]	17	(10)	6	(2)	-	(0)	4	6
Corporate Unit	0	0	0	(82)	-	9	(73)	(68)
Eliminations and Reclassifications[3]	(804)	743	(61)	4	(2)	(0)	(60)	(18)
Braskem Total	**2,841**	**(2,576)**	**265**	**(221)**	**(2)**	**39**	**81**	**294**
PIS and Cofins credits - exclusion of ICMS from the calculation basis[4]								
Total Braskem Recorrente	**2,841**	**(2,576)**	**265**	**(221)**	**(2)**	**39**	**81**	**294**

[1]Does not consider expenses related to geological phenomenon of Alagoas
[2]It considers, mainly, the result of Cetrel already eliminated with the transactions between it and the Company
[3]Includes transactions between the Company´s segments
[4]Adjustment related to PIS and COFINS credits – exclusion of ICMS from the calculation basis

[9] Braskem's consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations from the revenues and costs related to transfers of products among these regions.

E) NET FINANCIAL RESULT

BRASKEM (ex-BRASKEM IDESA)

Financial Result (R$ million) Braskem Ex-Idesa	1Q20 (A)	4Q19 (B)	1Q19 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Financial Expenses	**(975)**	**(953)**	**(683)**	**2%**	**43%**
Interest Expenses	(527)	(347)	(333)	52%	58%
Others	(448)	(605)	(350)	-26%	28%
Financial Revenue	**244**	**265**	**283**	**-8%**	**-14%**
Interest	224	173	278	29%	-19%
Others	20	91	4	-78%	n.a.
Net Foreign Exchange Variation	**(3,081)**	**(145)**	**(279)**	**n.a.**	**n.a.**
Foreign Exchange Variation (Expense)	(3,354)	(110)	(263)	n.a.	n.a.
Passive exchange rate variation	*(1,198)*	*339*	*(2)*	*n.a.*	*n.a.*
Hedge Accounting Realization	*(666)*	*(449)*	*(261)*	*48%*	*155%*
Foreign Exchange Variation (Revenue)	273	(35)	(16)	n.a.	n.a.
Net Financial Result	**(3,812)**	**(834)**	**(679)**	**n.a.**	**n.a.**
Net Financial Result, w/out foreign exchange variation, net	**(731)**	**(688)**	**(400)**	**6%**	**83%**

- **Financial expenses:** increase from 4Q19 (2%) and 1Q19 (43%), explained by (i) the effect from the Brazilian real depreciation against the U.S. dollar in the period; and (ii) the mark-to-market adjustment of derivative instruments in the period. Excluding the costs with the partial prepayment of bonds in 4Q19 (breakfund costs), expenses increased 52% in 4Q19.

- **Financial revenue:** decrease (-8%) from 4Q19, due to the reduction in other financial income, which was partially offset by the higher interest income on financial investments in the period. Compared to 1Q19, the decrease (-14%) was due to lower interest on tax credits, which had a positive effect of R$101 million in 1Q19, and to the lower interest on financial investments.

- **Net exchange variation:** compared to 4Q19 and 1Q19, net exchange variation was affected by (i) the effects from Brazilian real depreciation against the U.S. dollar on the net exposure in the amount of US$2,427 million not designated for hedge accounting; and (ii) the expenses with the transition to hedge accounting of export revenue that was recorded under shareholders' equity, in the amount of R$666 million.

Changes in financial instruments designated for hedge accounting

In the quarter, the Company increased its hedge accounting position for future sales by US$ 600 million to reduce the volatility in its future results due to the effects from exchange variation on its net exposure to the Brazilian real-U.S. dollar exchange rate.

In the quarter, the Company: (i) discontinued US$362 million in flows from April to July 2020 at the rate of US$1: R$5.1987; (ii) realized US$181 million in exports designated previously; and (iii) designated US$600 million in future exports coming due between the first, second and third quarters of 2032 at a hedged exchange rate of US$1: R$4.0213.

The balance of financial instruments designated for hedge accounting stood at US$5.5 billion at the end of 1Q20.

Long-term Currency Hedge Program:

Braskem's feedstock and products have their prices denominated or strongly influenced by international commodity prices, which usually are denominated in U.S. dollar. Since 2016, Braskem contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose

of the program is to mitigate U.S. dollar call and put option agreements, protecting estimated flows for a 24-month period.

On March 31, 2020, Braskem had a notional value outstanding of put options of US$1.9 billion, at an average exercise price of R$/US$3.67. At the same time, the Company also had notional value outstanding of call options of US$1.4 billion, at an average exercise price of R$/US$ 4.98. The operations have a maximum term of 24 months. The mark-to-market adjustment (fair value) of these Zero Cost Collar (ZCC) operations was a loss of R$616 million at the end of the quarter.

The following table summarizes by quarter the notional value outstanding and the average exercise price of the puts and calls for operations contracted by March 31, 2020.

Hedge of Cash Flow	Term	Strike Put (average)	Strike Call (average)	Notional (R$ million)
Zero-Cost Collar	2Q20	3.50	4.72	1,246
Zero-Cost Collar	3Q20	3.67	4.97	1,238
Zero-Cost Collar	4Q20	3.59	4.88	1,154
Zero-Cost Collar	1Q21	3.65	4.98	966
Zero-Cost Collar	2Q21	3.64	5.04	728
Zero-Cost Collar	3Q21	3.82	5.21	728
Zero-Cost Collar	4Q21	3.78	5.11	465
Total		3.63	4.93	**6,525**

BRASKEM IDESA

Financial Result (R$ million) Braskem Idesa	1Q20 (A)	4Q19 (B)	1Q19 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Financial Expenses	**(346)**	**(335)**	**(290)**	**3%**	**19%**
Interest Expenses	(322)	(271)	(260)	19%	24%
Others	(24)	(64)	(30)	-63%	-20%
Financial Revenue	**47**	**9**	**16**	**n.a.**	**185%**
Interest	5	(0)	7	n.a.	-25%
Others	41	9	9	n.a.	n.a.
Foreign Exchange Variation, net	**(2,178)**	**267**	**45**	**n.a.**	**n.a.**
Foreign Exchange Variation (Expense)	(2,511)	325	71	n.a.	n.a.
Passive exchange rate variation	(2,436)	397	132	n.a.	n.a.
Hedge Accounting Realization	(75)	(72)	(61)	4%	24%
Foreign Exchange Variation (Revenue)	333	(58)	(26)	n.a.	n.a.
Net Financial Result	**(2,477)**	**(59)**	**(228)**	**n.a.**	**n.a.**
Net Financial Result, w/out foreign exchange variation, net	**(299)**	**(326)**	**(273)**	**-8%**	**9%**

Financial expenses: increase from 4Q19 (3%) and 1Q19 (19%), explained by (i) the higher interest expenses given the bond issue in late 4Q19; and (ii) the effect from the Mexican peso depreciation against the U.S. dollar in the period.

Financial revenue: increases in relation to 4Q19 (422%) and 1Q19 (185%) due to the higher income from derivatives related to the interest rate swap operation under the Project Finance.

Net exchange variation: compared to 4Q19 and 1Q19, net exchange variation was affected by (ii) the effects from the Mexican peso appreciation against the U.S. dollar on the outstanding balance of the loan of Braskem Idesa in the amount of US$2,255 million on March 31, 2020; and (iii) the expenses with the transition of the hedge accounting of export revenue that was recorded under shareholders' equity, in the amount of R$75 million.

F) FREE CASH GENERATION

Free cash generation in 1Q20 was negative R$524 million, mainly due to: (i) the negative working capital variation explained by the sharp depreciation in the Brazilian real in 1Q20; (ii) the increase in operating CAPEX in relation to 1Q19 due to unscheduled shutdowns; and (iii) the increase in strategic investments due to the expenditures related to the final test phase of the new PP plant in the United States.

Free Cash Flow Generation R$ million	1Q20 (A)	4Q19 (B)	1Q19 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Recurring EBITDA	**1,313**	**1,026**	**1,683**	**28%**	**-22%**
Changes in Working Capital[1]	(340)	823	(499)	-141%	32%
Operational CAPEX	(490)	(657)	(266)	25%	-84%
Interest Paid	(567)	(646)	(534)	12%	-6%
Income tax and social contribution paid	(28)	(30)	(63)	7%	55%
Strategic Investments	(415)	(236)	(190)	-76%	-119%
Others[2]	3	11	0	-73%	n.a.
Free Cash Flow Generation	**(524)**	**292**	**130**	**-280%**	**-504%**

[1]Adjusted to: (i) exclude the leniency agreement payment; (ii) exclude the effects of the reclassification between Financial Applications (includes LFT's and LF's) and Cash and Cash Equivalent; (iii) exclude the impact of judicial deposit related to Alagoas Public Civil Action; and (iv) includes the amount of other financial

[2]Includes, mainly funds received in the sale of assets and investments

1Q20 Free Cash Flow Generation (R$ million)


1,313
-340
-490
-567
-28
-415
3
-524
1Q20 Recurring EBITDA[1]
Working Capital and Others
CAPEX[2]
Interest Paid
Income Tax and Social Contribution Paid
Strategic Investments
Others
1T20 Free Cash Flow Generation

[1]Considers mainly non-recurring expenses related to the geological event in Alagoas
[2]Considers the Braskem Idesa Capex, Cetrel and does not consider associated taxes in the working capital

G) LIQUIDITY & CAPITAL RESOURCES

BRASKEM (ex-BRASKEM IDESA)

On March 31, 2020, the average debt maturity term was around 16.4 years[10] and the average weighted cost of the Company's debt was exchange variation + 4.96%.

Debt US$ million	mar/20 (A)	dec/19 (B)	mar/19 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Consolidated Gross Debt	**9,994**	**9,750**	**9,204**	***3%***	***9%***
in R$	312	407	328	*-23%*	*-5%*
in US$	9,681	9,343	8,876	*4%*	*9%*
(-) Debt - Braskem Idesa	**2,482**	**2,476**	**2,648**	***0%***	***-6%***
in US$	2,482	2,476	2,648	*0%*	*-6%*
(+) Leniency Agreement¹	**401**	**468**	**341**	***-14%***	***18%***
in R$	261	399	224	*-35%*	*16%*
in US$	140	69	117	*102%*	*20%*
(=) Gross Debt (Ex-Braskem Idesa)²	**7,913**	**7,742**	**6,897**	***2%***	***15%***
in R$	573	806	552	*-29%*	*4%*
in US$	7,340	6,936	6,345	*6%*	*16%*
(-) Cash and Cash Equivalents (Ex-Braskem Idesa)³	**2,007**	**2,373**	**1,746**	***-15%***	***15%***
in R$	800	1,453	1,059	*-45%*	*-24%*
in US$	1,207	919	687	*31%*	*76%*
(=) Net Debt (Ex-Braskem Idesa)	**5,906**	**5,369**	**5,151**	***10%***	***15%***
in R$	(227)	(648)	(507)	*-65%*	*-55%*
in US$	6,132	6,017	5,658	*2%*	*8%*
Recurring EBITDA (LTM)⁴	**1,011**	**1,140**	**2,467**	***-11%***	***-59%***
Net Debt/Recurring EBITDA	**5.84x**	**4.71x**	**2.09x**	***24%***	***180%***
EBITDA (LTM)	**867**	**1,450**	**2,601**	***-40%***	***-67%***
Net Debt/EBITDA	**6.81x**	**3.70x**	**1.98x**	***84%***	***244%***

[1] Includes US$107 million of USD/IPCA SWAP
[2] Includes US$29 million of USD/CDI SWAP
[3] Does not consider the amount of R$1.7 billion destined to the Financial Compensation and Relocation Support Program in
[4] The Company modified its EBITDA calculation methodology as of 4Q19 to exclude non-recurring effects, the main one being PIS and COFINS credits (excluding the ICMS calculation base)

The liquidity position of US$2,007 million is sufficient to cover the payment of all liabilities coming due in the next 55 months. In April 2020, the Company drew down the international revolving credit facility it had available in the total amount of US$1 billion, with maturity in 2023, as a precautionary measure due to the uncertainties because of the COVID-19 pandemic.

Debt Profile (US$ million) 03/31/2020 (1) (2)


3,007
2,007
1,000
800
1,207
03/31/2020 Cash
3%
168
23
2020
5%
26
337
2021
5%
26
381
2022
5%
63
299
2023
14%
138
943
2024
3%
193
10
2025
2%
162
11
2026/2027
17%
9
1,324
2028/2029
46%
7
3,508
2030 onwards
Invested in R$
Local Currency
Standby of US$ 1 billion
Invested in US$
Foreign Currency

(1) Does not consider discounts from transaction costs and Leniency Agreement.
(2) Considers the amortization of R$26 million in 2021 related to the NCE Swap, according to note 20 (20.3.1) of the 2019 Financial Statements.

[10] Considers the 100-year perpetual bonus. If the 30-year perpetual bond is considered, the average debt maturity would be 12 years.

Gross Debt by category


Capital Market 81%
National and Foreign Government Agents 12%
Banks 7%

Gross Debt by index


USD - Post 12%
IPCA 1%
CDI 3%
PRE 0%
USD - Pre 84%

BRASKEM IDESA

On March 31, 2020, the average debt maturity term was around 5.7 years and the average weighted cost of the Company's debt was exchange variation + 5.82%.

Braskem Idesa Debt US$ million	mar/20 (A)	dec/19 (B)	mar/19 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Gross Debt	**2,514**	**2,476**	**2,648**	*2%*	*-5%*
in R$	-	-	-	*0%*	*0%*
in US$	2,514	2,476	2,648	*2%*	*-5%*
(-) Cash and Cash Equivalents	**217**	**252**	**264**	*-14%*	*-18%*
in R$	-	-	-	*0%*	*0%*
in US$	217	252	264	*-14%*	*-18%*
(=) Net Debt	**2,298**	**2,224**	**2,384**	*3%*	*-4%*
in R$	-	-	-	*0%*	*0%*
in US$	2,298	2,224	2,384	*3%*	*-4%*
EBITDA (LTM)	**351**	**373**	**554**	*-6%*	*-37%*
Net Debt/EBITDA	**6.55x**	**5.96x**	**4.31x**	*10%*	*52%*

Braskem Idesa Debt Profile (US$ milhões)
03/31/2020


217
7%
192
8%
235
7%
206
9%
260
10%
283
16%
473
6%
181
36%
1.028
03/31/2020 Cash
2020
2021
2022
2023
2024
2025/2026
2027/2028
2029
Invested in US$
Foreign Currency

H) INVESTMENTS & VALUE CREATION

Investments	R$ MM 1Q20	US$ MM 1Q20
Corporates (ex-Braskem Idesa)		
Brazil	**439**	**100**
Operating	401	91
Strategic	38	9
USA and Europe	**395**	**88**
Operating	24	5
Strategic[1]	370	83
Total	**834**	**188**
Total		
Operating	425	96
Strategic	409	91
Total	**834**	**188**

Investments	R$ MM 1Q20	US$ MM 1Q20
Non-Corporates (Braskem Idesa)		
Mexico		
Operating	22	5
Total	**22**	**5**

[1]Includes mainly the investment in the construction of the new PP plant in the US

In 1Q20, of the strategic investments, 84.6% are related to the construction of the new PP plant in the United States, which amounted to R$351 million (US$78 million). The remaining expenditures were allocated to projects: (i) to upgrade the electrical infrastructure of the plant in Neal, West Virginia in the United States; (ii) to modernize the electrical system of the cracker in the ABC region of Greater São Paulo; and (iii) to resume chlor-alkali production in Maceió by acquiring sea salt.

CAPEX 2020:

In line with the strategy of preserving cash in order to maintain its financial strength and the resilience of its businesses, the Company revised its investments for 2020, reducing from US$721 million to approximately US$600 million.

VALUE CREATION

Energy efficiency project for ABC cracker

The partnership between Braskem and Siemens to modernize the thermoelectric system of the unit in the ABC Complex reached approximately 44% completion, with total investment to date of US$61 million.

Fast track project for ethane imports

In the quarter, Braskem Idesa imported 12.6 barrels of ethane from the U.S. Gulf coast to offset the lower supply of ethane from PEMEX and to improve the performance of its operations.

Regarding the long-term ethane import project that is expected to be approved by year-end, the Company continues to conduct economic feasibility studies.

4. ENVIRONMENT, SOCIETY & CORPORATE GOVERNANCE

4.1 HIGHLIGHTS

- **Biopolymers Demand:** increasing demand for renewable products, mainly because of Europe and Asia markets. The search for alternatives to reduce carbon footprint has been led final costumers and governments to stimulate the use of biopolymers, in which segment Braskem is positioned as global leader;

- **B3 Carbon Efficient Index (ICO2)**: for the ninth straight year, Braskem was included in in the ICO2 index of the B3, which is composed of the participant companies stocks of the IBrX-50 index whose companies adopt transparent practices related to their greenhouse gas (GHG) emissions;
- **CDP Investor**: Braskem achieved leadership levels in the CDP Climate (A-), CDP Supply Chain (A-) and CDP Water (A), becoming part of a select group from among the 7,000 member companies;
- **CDP Brasil Index – Climate Resilience (ICDPR-70)**: Braskem was listed in the CDP Brazil Index – Climate Resilience (ICDPR-70) launched in March by the ISE Index of the B3. The Climate Resilience Index tracks the performance of the shares of companies with good practices in these areas, in line with global trends and recommendations under international pacts, such as the Task Force for Climate-Related Financial Disclosure (TCFD), created by the Financial Stability Board, which facilitates the disclosure of climate-related financial information by companies around the world. The component companies are listed on stock exchanges, are included in the IBRX-100 and are rated at minimum "C" in the CDP climate questionnaire;
- **RobecoSAM Sustainability Yearbook 2020**: Braskem was included in S&P's Sustainability Yearbook that was acquired by RobecoSAM, which now also manages the Dow Jones Sustainability Index. Over 4,700 companies were evaluated worldwide, of which over 100 are in the chemical industry, of which Braskem was included among the 15% best.

4.2 CIRCULAR ECONOMY

SALES

Global sales of recycled resins and chemicals came to 1,200 tons in 1Q20, decreasing 21% from 4Q19, reflecting the lower sales of recycled materials in Brazil, and increasing from 1Q19, in line with the Company's strategy to develop markets for the circular economy.

Recycled Sales (ton)	1Q20 (A)	4Q19 (B)	1Q19 (C)	Var. (A)/(B)	Var. (A)/(C)
Brazil	644	1,111	472	-42%	37%
Resins	*264*	*680*	*10*	*-61%*	*2488%*
Chemicals	*380*	*431*	*462*	*-12%*	*-18%*
United States	556	400	-	39%	n.a.
Total	**1,200**	**1,511**	**472**	**-21%**	**154%**

- **Brazil:** sales of recycled resins decreased (-42%) in relation to 4Q19, explained by the stronger demand in the previous quarter. Sales increased (37%) in relation to 1Q19, driven by the Company's circular economy strategy, which involved organizing new actions, encouraging the production of recycled materials and reinforcing the dedicated sales team. Sales of chemicals decreased compared to 4Q19 and 1Q19 given the lower supply of products.
- **United States:** sales of recycled resins increased (39%) in relation to 4Q19, reflecting the expansion of the client base, mainly in the automotive industry. In the quarter, Braskem supported the development of a type of construction block made from recycled resins. In addition to featuring higher strength and the same certifications as concrete construction blocks, the product is lighter-weight, which reduces its carbon impact and logistics cost.

ECO-INDICATORS

Eco-indicators	1T20 (A)	4T19 (B)	1T19 (C)	Var. (A)/(B)	Var. (A)/(C)
Water Consumption (m3/ton)	4.66	4.40	4.33	6%	8%
Wastewater Generation (m3/ton	1.27	1.50	1.26	-15%	1%
Waste Generation (kg/ton)	2.18	2.38	2.07	-8%	5%
Energy Consumption (Gj/ton)	11.20	11.19	10.89	0%	3%

- **Wastewater discharge:** reduction of 15% compared to 4Q19 mainly due to the maintenance turnaround of the plant in Bahia, and stable in relation to 1Q19.
- **Solid waste generation:** reduction of 8% compared to 4Q19, mainly due to the maintenance turnaround of the plant in Bahia and, despite the absolute reduction in solid waste generation, the relative indicator increased compared to 1Q19, which is explained by the lower production due to the shutdown of operations in Alagoas.
- **Water consumption:** increases of 6% and 8% from 4Q19 and 1Q19, respectively, due to the higher water consumption at one of our plants in Rio Grande do Sul.
- **Energy consumption:** despite the absolute reduction in energy consumption, the relative indicator increased 4% and 7% in relation to 4Q19 and 1Q19, respectively, due to the shutdown of the chlor-alkali plant in Alagoas.

4.3 SAFETY

- **Industrial Safety:** the consolidated recordable and lost-time injury frequency rate stood at 0.81 (events /1MM HH), down 20% from 4Q19 and 47% from 1Q19, mainly due to the better safety performance of contractors. A highlight was the enhancing of the Safety Tours program at industrial units with the follow-up of leadership, to evaluate opportunities for improving certain safety processes selected by the teams at operating units.
- **Process Safety:** the TIER 1 rate was 0.10 (events/1MM HH), down 70% from 4Q19, while the TIER 2 rate was 0.39, down 45% from the same period of the previous year. Both reductions were due to the atypical increase registered in 4Q19.

4.4 CORPORATE GOVERNANCE

- **Independent Monitorship:** filing of the Certification Report (DOJ, SEC and MPF), Disclosure Report (DOJ) and Consent Report (SEC).
- **Independent Monitorship:** certificate of the conclusion of the monitorship issued by the MPF, DoJ and SEC attesting that Braskem effectively fulfilled all of its obligations under the leniency agreement and implemented an effective and solid Compliance Program.

5. CAPITAL MARKETS

On March 31, 2020, Braskem's stock was quoted at R$17.22 (BRKM5) and US$6.64 (BAK). The Company's shares are listed on the Level 1 corporate governance segment of the B3 – Brasil, Bolsa e Balcão and on the New York Stock Exchange (NYSE) through Level 3 American Depositary Receipts (ADRs), which denotes the highest level of information transparency to the market. Each Braskem ADR (BAK) corresponds to two class "A" preferred shares issued by the Company.


Stock Perfomance
140
120
100
80
60
40
20
-
dec/19
jan/19
feb/19
mar/19
IBOVESPA
-37%
BRKM5
-42%
BRKM3
-44%
BAK
-55%
IBOV
BRKM5
BRKM3
BAK

Source: Bloomberg


Free Float distribution in 03/31/2020
Brazilians 51%
Foreigners 49%
Physical Person 25%
Legal Person 75%
Shareholding composition in 03/31/2020 (B3 + NYSE)
Treasury 0.2%
Others 21.9%
Petrobras 36.2%
Odebrecht 38.3%
ADRs 3.4%

5.1 RATING

CORPORATE CREDIT RATING - GLOBAL SCALE

Agency	Rating	Perspectiva	Date
FITCH	BBB-	NEGATIVE	11/26/2019
S&P	BBB-	NEGATIVE	11/26/2019
MOODY'S	Ba1	STABLE	4/26/2019

CORPORATE CREDIT RATING - NATIONAL SCALE

Agency	Rating	Perspectiva	Date
FITCH	AAA(bra)	NEGATIVE	11/26/2019
S&P	brAAA	NEGATIVE	11/26/2019

5.2 INDICATORS

Indicators US$ million	1Q20 (A)	4Q19 (B)	1Q19 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring EBITDA	294	241	446	22%	-34%
EBITDA Margin (%)	10%	8%	13%	*3 p.p.*	*-3 p.p.*
SG&A/Net Revenue (%)	8%	9%	7%	*-1 p.p.*	*0 p.p.*
Financial[1]					
Net Debt	5,906	5,369	5,151	10%	15%
Net Debt/Recurring EBITDA LTM	5.84x	4.71x	2.09x	24%	180%
Recurring EBITDA LTM/Interest Paid LTM	2.69	3.04	5.64	-11%	-52%
Company Valuation					
Share Price (Final)	3.3	7.4	12.7	-55%	-74%
Shares Outstanding (Million)[2]	796	796	796	0%	0%
Market Cap	2,637	5,895	10,113	-55%	-74%
Net Debt	7,629	7,037	6,939	8%	10%
Braskem	5,906	5,369	5,151	10%	15%
Braskem Idesa (75%)	1,723	1,668	1,788	3%	-4%
Enterprise Value (EV)	10,266	12,932	17,051	-21%	-40%
EBITDA LTM	1,274	1,420	2,882	-10%	-56%
Braskem	1,011	1,140	2,467	-11%	-59%
Braskem Idesa (75%)	263	280	415	-6%	-37%
EV/EBITDA	8.1x	9.1x	5.9x	-12%	36%
EPS (year to date)[3]	-4.6x	-3.5x	1.2x	n.a.	n.a.
Dividend Yield (%)	6%	3%	4%	n.a.	50%
FCF Yield (%)	24%	13%	14%	81%	67%

[1]Does not consider Net Debt, EBITDA and Interest Paid of Braskem Idesa
[2]Does not consider shares held by treasury
[3]Earnings per preferred share class A

6. COVID-19

Main measures and impacts due to COVID-19

Braskem has been closely monitoring the impacts from the COVID-19 pandemic on its business and surrounding communities. As disclosed in the Notice to the Market disclosed on March 20, 2020, Braskem has formed a crisis committee to establish global procedures focusing mainly on the health of people and the continuity of its operations. Some of the measures taken by the Company follow:

(i) Recommending that all team members and contractors work remotely;
(ii) Recommending the suspension of visits by third parties and suppliers to Braskem's facilities, and banning access to Braskem's facilities by visitors or third parties returning from high risk areas;
(iii) Creating schedules jointly with clients and local communities to optimize the distribution of its products in a way that helps combat the pandemic.

Also, in line with our core value of Safety, the Company started to operate its industrial assets with minimal teams. The reduction by ~50% in the number of industrial team members and contractors has allowed us to keep teams safe while maintaining reliability of our operations.

Utilization rates in Brazil and the United States were reduced temporarily due to lower demand and inventory effects in the petrochemical and plastics production chain.

The utilization rates will be adjusted considering the market demand and the potential opportunities for exports to other regions that may arise, especially with the resumption of activities in Asia. The main adjustments so far have been:

- Brazil: Reduction in ethylene production to ~65% of its total capacity, which is 3.6 million tons/year; and
- United States: Reduction in polypropylene production to ~85% of its total capacity, which is 1.6 million tons/year.

In this regard, the Company has been taking a series of measures to preserve liquidity in order to maintain its financial strength and business resilience, such as:

- Disbursement of Revolving Credit Facility of US$1 billion;
- Reduction of administrative expenses by approximately 10%;
- Reduction of planned investments for 2020 from US$ 721 million to US$ 600 million;
- Postponement of social contributions collection in Brazil; and
- Working capital optimizations.

The Company highlights its critical actions on four important fronts: actions taken jointly with clients and partners to transform plastic resins and chemicals into essential items to combat COVID-19, especially surgical masks, packaging for liquid and gel alcohol, bleach, and 3D printing of rods for protection masks; donation of LPG to hospitals; actions to support clients and supplier chains, especially small and midsized companies; and donation of hygiene kits and basic food baskets to affected communities around its plants.

On March 31, 2020, the consolidated balance sheet registered positive net working capital of R$5.8 billion, with most liabilities coming due in the long term and 96.9% of the total debt denominated in U.S. dollar, in line with the Company's Financial Policy. The Company is comfortable with such exposure to the U.S. dollar, since a significant part of the revenue to be generated by the Company in the coming years and that could be used to service debt is directly or indirectly denominated in U.S. dollar.

During periods in which the Brazilian real depreciates significantly against the U.S. dollar, the Company is subject to an adverse effect from exchange variation on its debt, with part recognized in the result for the period and part incorporated into equity through the hedge accounting mechanism.

The effect in 1Q20, when Brazilian real depreciated 29% against the U.S. dollar, is described in Note 2.2(c) of the 1Q20 financial information. The quarter's negative exchange variation will produce a cash effect upon maturity of the Company's liabilities, and as such is concentrated in the long term given the debt maturity profile and does not put at risk the liquidity position in context of the efforts to contain the COVID-19 pandemic.

Due to the uncertainties arising from the COVID-19 pandemic with regard to the global economy, it is impossible to accurately predict the adverse impacts on Company and its subsidiaries.

EXHIBITS LIST:

EXHIBIT I

Consolidated Statement of Operations

Income Statement (R$ million) CONSOLIDATED	1Q20 (A)	4Q19 (B)	1Q19 (C)	Change (A)/(B)	Change (A)/(C)
Gross Revenue	**15,119**	**14,986**	**15,463**	***1%***	***-2%***
Net Revenue	**12,625**	**12,640**	**12,978**	***0%***	***-3%***
Cost of Good Sold	(11,451)	(11,065)	(11,264)	*3%*	*2%*
Gross Profit	**1,173**	**1,575**	**1,714**	***-26%***	***-32%***
Selling and Distribution Expenses	(440)	(453)	(448)	*-3%*	*-2%*
(Loss) reversals for impairment of accounts receivable	(4)	(0)	(17)	*n.a.*	*-78%*
General and Administrative Expenses	(465)	(693)	(431)	*-33%*	*8%*
Expenses with Research and Technology	(55)	(78)	(55)	*-29%*	*1%*
Investment in Subsidiary and Associated Companies	(8)	13	(3)	*n.a.*	*130%*
Other Revenues	207	148	1,847	*40%*	*-89%*
Other Expenses	(32)	(4,085)	(493)	*-99%*	*-94%*
Operating Profit Before Financial Result	377	(3,573)	2,115	*n.a.*	*-82%*
Net Financial Result	**(6,254)**	**(872)**	**(923)**	***n.a.***	***n.a.***
Financial Expenses	(1,226)	(1,199)	(899)	*2%*	*36%*
Financial Revenues	195	185	226	*6%*	*-13%*
Foreign Exchange Variation, net	(5,224)	142	(249)	*n.a.*	*n.a.*
Profit Before Tax and Social Contribution	**(5,877)**	**(4,445)**	**1,192**	***32%***	***n.a.***
Income Tax / Social Contribution	1,818	1,560	(275)	*17%*	*n.a.*
Discontinued operations result	-	-	-	*n.a.*	*n.a.*
Net Profit (Loss)	**(4,059)**	**(2,885)**	**917**	***41%***	***n.a.***
Attributable to					
Company's shareholders	(3,649)	(2,922)	928	*25%*	*n.a.*
Non-controlling interest in Braskem Idesa	(410)	37	(11)	*n.a.*	*n.a.*

EXHIBIT II

Calculation of Consolidated EBITDA

EBITDA Statement (R$ million) CONSOLIDATED	1Q20 (A)	4Q19 (B)	1Q19 (C)	Change (A)/(B)	Change (A)/(C)
Net Profit	**(4,059)**	**(2,885)**	**917**	***41%***	***n.a.***
Income Tax / Social Contribution	(1,818)	(1,560)	275	*17%*	*n.a.*
Financial Result	6,254	872	923	*n.a.*	*n.a.*
Depreciation, amortization and depletion	973	1,024	862	*-5%*	*13%*
Cost	723	695	727	*4%*	*-1%*
Expenses	250	329	134	*-24%*	*86%*
Basic EBITDA	**1,350**	**(2,549)**	**2,977**	***n.a.***	***-55%***
Provisions for the impairment of long-lived assets (provision/reversal)	(0)	111	(2)	*n.a.*	*-92%*
Results from equity investments	8	(13)	3	*n.a.*	*130%*
Provision for Alagoas	-	3,383	-	*-100%*	*n.a.*
Others	(45)	115	413	*n.a.*	*n.a.*
Leniency Agreement	(55)	-	410	*n.a.*	*n.a.*
Expenses related to the geological event of Alagoa	10	115	3	*-91%*	*n.a.*
EBITDA	**1,313**	**1,047**	**3,390**	***25%***	***-61%***
EBITDA Margin	*10%*	*8%*	*26%*	*2 p.p.*	*-16 p.p.*
EBITDA US$ million	294	254	890	*16%*	*-67%*

EXHIBIT III

Consolidated Balance Sheet

ASSETS (R$ million)	mar/20 (A)	dec/19 (B)	Change (A)/(B)
Current	**25,778**	**23,390**	**10%**
Cash and Cash Equivalents	10,056	6,804	48%
Marketable Securities/Held for Trading	2,292	1,688	36%
Accounts Receivable	2,849	2,286	25%
Inventories	7,834	7,625	3%
Recoverable Taxes	1,515	1,238	22%
Prepaid expenses	488	440	11%
Dividends and Interest on Equity	3	3	0%
Prepaid expenses	95	115	-18%
Accounts Receivable from related parties	-	-	n.a.
Derivatives	0	5	-100%
Judicial deposit	-	2,572	-100%
Other Assets	647	615	5%
Non Current	**51,399**	**44,739**	**15%**
Marketable Securities/ Held-to-Maturity	897	10	n.a.
Accounts Receivable	23	21	8%
Advances to suppliers	13	16	-23%
Taxes recoverable	1,789	2,258	-21%
Income Tax and Social Contribution	241	240	1%
Deferred Income Tax and Social Contribution	8,008	2,663	n.a.
Compulsory Deposits and Escrow Accounts	229	1,509	-85%
Related Parties	0	-	n.a.
Insurance claims	88	83	6%
Derivatives	1	18	-92%
Other Assets	179	176	2%
Investments	58	64	-8%
Property, Plant and Equipament	34,321	32,315	6%
Intangible Assets	2,774	2,762	0%
Assets right of usage	2,777	2,606	7%
Total Assets	**77,177**	**68,129**	**13%**

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	mar/20 (A)	dec/19 (B)	Change (A)/(B)
Current	**19,932**	**16,216**	**23%**
Suppliers	9,868	9,117	8%
Financing	2,059	775	166%
Braskem Idesa Financing	1,093	744	47%
Debenture	53	47	14%
Derivatives	755	49	n.a.
Salary and Payroll Charges	508	624	-18%
Taxes Payable	452	323	40%
Income Tax and Social Contribution	135	35	n.a.
Dividends	6	7	-1%
Advances from Customers	817	356	130%
Leniency Agreement	384	363	6%
Sundry Provisions	150	203	-26%
Other payables	751	2,381	-68%
Provision - geological event in Alagoas	1,724	-	n.a.
Other financial liabilities	391	517	-24%
Lease	784	676	16%
Non Current	**60,112**	**47,968**	**25%**
Suppliers	9	4	137%
Financing	36,569	28,242	29%
Braskem Idesa Financing	11,810	9,237	28%
Debenture	217	228	-5%
Derivatives	739	170	n.a.
Taxes Payable	140	129	8%
Accounts payable to related parties	-	-	n.a.
Loan to non-controlling shareholders of Braskem Idesa	3,149	2,396	31%
Deferred Income Tax and Social Contribution	396	273	45%
Post-employment Benefit	419	389	8%
Provision for losses on subsidiaries	0	0	-50%
Other financial liabilities	-	-	n.a.
Contingencies	1,166	1,152	1%
Leniency Agreement	1,146	1,380	-17%
Sundry Provisions	314	2,235	-86%
Provision - geological event in Alagoas	1,462	-	n.a.
Other payables	227	134	69%
Lease	2,350	2,001	17%
Shareholders' Equity	**(2,867)**	**3,945**	**n.a.**
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	1,905	1,905	0%
Goodwill on acquisition of subsidiary under common control	(488)	(488)	0%
Other results	(7,001)	(4,758)	47%
Treasury Shares	(50)	(50)	0%
Retained Earnings	(3,642)	0	n.a.
Company's Shareholders	**(1,000)**	**4,885**	**n.a.**
Noncontrolling Shareholder Interest in Subsidiaries	(1,867)	(941)	98%
Total Liabilities and Shareholders' Equity	**77,177**	**68,129**	**13%**

EXHIBIT IV
Consolidated Cash Flow

Consolidated Cash Flow R$ million	1Q20 (A)	4Q19 (B)	1Q19 (C)	Change (A)/(B)	Change (A)/(C)
Profit (Loss) Before Income Tax and Social Contribution	**(5,877)**	**(4,445)**	**1,192**	***32%***	***n.a.***
Adjust for Result Restatement					
Depreciation, Amortization and Depletion	973	1,024	862	*-5%*	*13%*
Equity Result	8	(13)	3	*n.a.*	*130%*
Interest, Monetary and Exchange Variation, Net	7,695	249	779	*n.a.*	*n.a.*
Reversal of provisions	(5)	395	(353)	*n.a.*	*-99%*
Provision for Alagoas	(55)	3,383	-	*n.a.*	*n.a.*
Provision of the leniency agreement	-	-	410	*n.a.*	*-100%*
PIS and COFINS credits - exclusion of ICMS from the calculation base	-	(54)	(1,708)	*-100%*	*-100%*
(Loss) reversals for impairment of trade accounts receivable	4	0	17	*n.a.*	*-78%*
Provision for losses and write-offs of long-lived assets	2	112	3	*-98%*	*-30%*
Cash Generation before Working Capital	**2,745**	**650**	**1,205**	***n.a.***	***128%***
Operating Working Capital Variation					
Escrow Deposits - Other Financial Assets	3,746	-	-	*n.a.*	*n.a.*
Account Receivable from Clients	(280)	445	1	*n.a.*	*n.a.*
Inventories	289	154	365	*87%*	*-21%*
Recoverable Taxes	506	61	500	*n.a.*	*1%*
Advanced Expenses	77	49	1	*57%*	*n.a.*
Other Account Receivables	95	7	(141)	*n.a.*	*n.a.*
Suppliers	(2,938)	263	(88)	*n.a.*	*n.a.*
Taxes Payable	(198)	92	(382)	*n.a.*	*-48%*
Advances from Customers	347	101	125	*n.a.*	*178%*
Leniency Agreement	(257)	-	(278)	*n.a.*	*-7%*
Other Provisions	(76)	(60)	(35)	*25%*	*113%*
Other Account Payables	135	199	(300)	*-32%*	*n.a.*
Operating Cash Flow	**4,192**	**1,962**	**973**	***114%***	***n.a.***
Financial investments (includs LFT's and LF's)	(1,455)	(369)	669	*n.a.*	*n.a.*
Cash generated (used) from operations and handling of financial investment:	**2,736**	**1,593**	**1,642**	***72%***	***67%***
Interest Paid	(567)	(646)	(534)	*-12%*	*6%*
Income Tax and Social Contribution	(28)	(30)	(63)	*-7%*	*-55%*
Net Cash provided by operating activities	**2,141**	**917**	**1,044**	***134%***	***105%***
Proceeds from the sale of fixed and intangible assets	3	11	0	*-73%*	*n.a.*
Proceeds from the sale of investments	-	-	-	*n.a.*	*n.a.*
Proceeds from the capital reduction of investments	-	-	-	*n.a.*	*n.a.*
Additions to investment in subsidiaries	-	-	-	*n.a.*	*n.a.*
Dividends received	-	-	-	*n.a.*	*n.a.*
Additions to Fixed and Intangible Assets	(905)	(893)	(456)	*1%*	*98%*
Option Premium in the US dollar sale	-	-	-	*n.a.*	*n.a.*
Cash used in Investing Activities	**(902)**	**(882)**	**(456)**	***2%***	***98%***
Short-Term and Long-Term Debt					
Obtained Borrowings	1,930	11,095	298	*-83%*	*n.a.*
Payment of Borrowings	(525)	(8,887)	(64)	*-94%*	*n.a.*
Derivative Transactions- payment	-	-	-	*n.a.*	*n.a.*
Braskem Idesa Debt					
Obtained Borrowings	-	3,498	-	*-100%*	*n.a.*
Payment of Borrowings	(168)	(3,733)	(212)	*-96%*	*-21%*
Leasing	(167)	(158)	(97)	*6%*	*73%*
Dividends	(0)	(666)	(0)	*-100%*	*68%*
Other financial liabilities	(134)	-	-	*n.a.*	*n.a.*
Cash used in Financing Activities	**936**	**1,149**	**(74)**	***-19%***	***n.a.***
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled	1,077	(95)	42	*n.a.*	*n.a.*
Cash and Cash Equivalents Generation (Aplication)	**3,252**	**1,089**	**556**	***199%***	***n.a.***
Represented by					
Cash and Cash Equivalents at The Beginning of The Period	6,804	5,715	5,548	*19%*	*23%*
Cash and Cash Equivalents at The End of The Period	10,056	6,804	6,104	*48%*	*65%*
Increase (Decrease) in Cash and Cash Equivalents	**3,252**	**1,089**	**556**	***199%***	***n.a.***

EXHIBIT V

Braskem Idesa Statement of Operations

Income Statement (R$ million) BRASKEM IDESA	1Q20 (A)	4Q19 (B)	1Q19 (C)	Change (A)/(B)
Net Revenue	**770**	**781**	**752**	*-2%*
Cost of Good Sold	(626)	(617)	(647)	*2%*
Gross Profit	**143**	**164**	**105**	*-13%*
Selling and Distribution Expenses	(59)	(49)	(53)	*19%*
(Loss) reversals for impairment of accounts receivable	(1)	-	-	*n.a.*
General and Administrative Expenses	(46)	(51)	(31)	*-9%*
Expenses with Research and Technology	-	-	-	*n.a.*
Investment in Subsidiary and Associated Companies	-	-	-	*n.a.*
Other Revenues	32	2	140	*n.a.*
Other Expenses	(4)	45	(23)	*n.a.*
Operating Profit Before Financial Result	**65**	**110**	**138**	*-41%*
Net Financial Result	**(2,477)**	**(59)**	**(228)**	*n.a.*
Financial Expenses	(346)	(335)	(290)	*3%*
Financial Revenues	47	9	16	*n.a.*
Foreign Exchange Variation, net	(2,178)	267	45	*n.a.*
Profit (Loss) Before Tax and Social Contribution	**(2,412)**	**52**	**(91)**	*n.a.*
Income Tax / Social Contribution	710	44	37	*n.a.*
Net Profit (Loss) of the Period	**(1,702)**	**96**	**(54)**	*n.a.*

EXHIBIT VI

Braskem Idesa Balance Sheet

ASSETS (R$ million)	mar/20 (A)	dec/19 (B)	Change (A)/(B)
Current	**2,908**	**2,439**	**19%**
Cash and Cash Equivalents	1,126	1,017	*11%*
Accounts Receivable	555	332	*67%*
Inventories	637	596	*7%*
Recoverable Taxes	215	154	*40%*
Derivatives	-	-	*n.a.*
Other	375	339	*10%*
Non Current	**15,815**	**13,977**	**13%**
Taxes Recoverable	0.1	0.1	*3%*
Deferred Income Tax and Social Contribution	2,516	949	*165%*
Derivative Operations	-	-	*n.a.*
Other	1	1	*26%*
Property, Plant and Equipament	12,804	12,538	*2%*
Intangible Assets	201	194	*4%*
Right of use of assets	293	296	*-1%*
Total Assets	**18,723**	**16,416**	**14%**

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	mar/20 (A)	dec/19 (B)	Change (A)/(B)
Current	**1,638**	**1,186**	**38%**
Suppliers	295	233	*26%*
Braskem Idesa Financing	1,093	744	*47%*
Salary and Payroll Charges	21	26	*-16%*
Taxes Payable	17	16	*5%*
Sundry Provisions	72	57	*27%*
Other	140	109	*28%*
Non Current	**24,211**	**18,614**	**30%**
Accounts payable to related parties	8,814	6,714	*31%*
Loan to non-controlling shareholders of Braskem Idesa	3,149	2,396	*31%*
Sundry Provisions	296	233	*27%*
Other	11,952	9,270	*29%*
Shareholders' Equity	**(7,127)**	**(3,384)**	**111%**
Attributable to Company's Shareholders	(7,127)	(3,384)	*111%*
Total Liabilities and Shareholders' Equity	**18,723**	**16,416**	**14%**

EXHIBIT VII

Braskem Idesa Cash Flow Statement

Braskem Idesa Cash Flow R$ million	1Q20 (A)	4Q19 (B)	1Q19 (C)	Change (A)/(B)	Change (A)/(C)
Profit (Loss) Before Income Tax and Social Contribution	**(2,412)**	**52**	**(91)**	***n.a.***	***n.a.***
Adjust for Net Income Restatement					
Depreciation, Amortization and Depletion	263	247	227	*7%*	*16%*
Interest, Monetary and Exchange Variation, Net	2,114	85	225	*n.a.*	*n.a.*
Provision for losses and write-offs of long-lived assets	-	0	0	*-100%*	*-100%*
Cash Generation before Working Capital	**(35)**	**384**	**361**	***n.a.***	***n.a.***
Operating Working Capital Variation					
Account Receivable from Clients	(211)	18	179	*n.a.*	*n.a.*
Inventories	(16)	45	(4)	*n.a.*	*n.a.*
Recoverable Taxes	(46)	(31)	(1)	*51%*	*n.a.*
Advanced Expenses	50	22	25	*128%*	*102%*
Other Account Receivables	(29)	(24)	(105)	*24%*	*-72%*
Suppliers	54	44	14	*24%*	*n.a.*
Taxes Payable	(51)	(13)	(16)	*n.a.*	*n.a.*
Advances from Customers	(4)	22	13	*n.a.*	*n.a.*
Other Account Payables	664	(73)	(16)	*n.a.*	*n.a.*
Operating Cash Flow	**362**	**394**	**443**	***-8%***	***-18%***
Interest Paid	(100)	(185)	(154)	*-46%*	*-35%*
Income Tax and Social Contribution	(2)	(2)	(0)	*2%*	*n.a.*
Net Cash provided by operating activities	**260**	**207**	**288**	***25%***	***-10%***
Additions to Fixed and Intangible Assets	(25)	(57)	(9)	*-56%*	*187%*
Cash used in Investing Activities	**(25)**	**(57)**	**(9)**	***-56%***	***187%***
Braskem Idesa Debt					
Payment of Borrowings	(168)	(3,733)	(212)	*-96%*	*-21%*
Borrowings	-	3,498	-	*-100%*	*n.a.*
Leasing	(7)	(1)	(14)	*n.a.*	*-52%*
Dividends	-	-	-	*n.a.*	*n.a.*
Cash used in Financing Activities	**(175)**	**(236)**	**(226)**	***-26%***	***-23%***
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	49	14	13	*n.a.*	*n.a.*
Cash and Cash Equivalents Generation (Aplication)	**109**	**(73)**	**67**	***n.a.***	***64%***
Represented by					
Cash and Cash Equivalents at The Beginning of The Period	1,017	1,090	963	*-7%*	*6%*
Cash and Cash Equivalents at The End of The Period	1,126	1,017	1,030	*11%*	*9%*
Increase (Decrease) in Cash and Cash Equivalents	**109**	**(73)**	**67**	***n.a.***	***64%***